Oxford Investments Holdings Inc.
1315 Lawrence Avenue East, Suite 520
Toronto, ON Canada M3A 3R3
Tel. (416) 510-8351 Fax. (416) 510-2451
www.oxsof.com

November 21, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4561
Washington, D.C. 20549
Attn: Stephen Krikorian, Accounting Branch Chief

Re: Oxford Investments Holdings Inc. Annual Report on Form 20-F, filed June 30, 2011 (File No: 000-31188)

Dear Mr. Krikorian:

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filings made by Oxford Investments Holdings Inc. contained in your letter dated November 15, 2011 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter. Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form 20-F (“20-F”).

Attached to this letter is an amended Form 20-F, indicating the amendments made to the 20-F.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2010

Certifications, pages 48 and 49

Comment 1.      We note that your Section 302 certifications are embedded within the body of your report. Please amend to file the certifications as separate exhibits. We refer you to Section B(e) of the General Instructions to Form 20-F.

Answer 1.        The Company notes the Staff’s comments and has amended the referenced Form 20-F to include the Certifications as separate exhibits as requested.

In addition to responding to the Staff’s comments, the Company confirms that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Michael Donaghy
Michael Donaghy
Chief Financial Officer